First Eagle Funds
1345 Avenue of the Americas
New York, NY 10105

FEF Distributors, LLC
1345 Avenue of the Americas
New York, NY 10105

November 29, 2011

VIA EDGAR

Bo Howell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:          First Eagle Funds (the “Registrant”)
File Nos. 333-177595 and 811-7762
Request for Acceleration

Dear Mr. Howell:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, the undersigned officers of the Registrant and its principal underwriter, FEF Distributors, LLC, respectfully request that the effectiveness of the Registrant’s Registration Statement, as amended by Pre-Effective Amendment No. 1, filed on November 28, 2011 (the “Amendment”), be accelerated to November 29, 2011, or as soon as practicable thereafter.  It is our understanding that you previously discussed the possible acceleration of the Amendment with Robert A. Zecher of Shearman & Sterling LLP.

Thank you for your prompt attention to the Amendment and to our request for acceleration of the effective date of the Amendment.  Please contact Mr. Zecher at (212) 848-4763 if you have any questions or need further information.

Sincerely yours,

/s/Mark Goldstein
Name:  Mark Goldstein
Title:  CCO
Company:  First Eagle Funds

/s/Mark Goldstein
Name: Mark Goldstein
Title: GC and Secretary
Company: FEF Distributors, LLC